NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

W. David Mannheim T: 919.329.3804 david.mannheim@nelsonmullins.com	301 Hillsborough Street, Suite 1400 Raleigh, NC 27603 T: 919.329.3800 F: 919.329.3799 nelsonmullins.com

August 13, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tracie Mariner
Vanessa Robertson Tamika Sheppard Joe McCann

RE:	Synergy CHC Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 29, 2024
File No. 333-280556

Ladies and Gentlemen:

On behalf of Synergy CHC Corp. (the “Company”), we are hereby responding to the letter dated August 8, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on July 29, 2024 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is submitting its Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics.

Amendment No. 1 to Form S-1

Our Company, page 1

1.	We note your revised disclosures in response to prior comment 10. To the extent that you use the “clinically-tested” language in the opening paragraph it should be clarified that this test was not a clinical trial conducted pursuant to an FDA-approved IND application.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 1 and throughout the Amended Registration Statement to clarify that the test was not a clinical trial conducted pursuant to an FDA-approved IND application.

Summary, page 1

2.	With reference to prior comments 4 and 12, please revise the Summary, where appropriate, to disclose the amount of debt that comes due in FY2024 and FY2025 and indicate whether the company currently has plans to meet these obligations.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 2 and 42 of the Amended Registration Statement to provide the amount of debt that comes due in FY2024 and FY2025, and to indicate the Company’s plans to meet these obligations.

Relationships with Knight Therapeutics, page 6

3.	We note your revised disclosure in response to prior comment 5. Please further revise to highlight the existence of financial and operating covenants, including the requirement that Knight approve your quarterly and annual operating budget prior to implementation.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 7 and 40 of the Amended Registration Statement to highlight the existence of the covenants, including the requirement that Knight approve the Company’s quarterly and annual operating budget prior to implementation.

Use of Proceeds, page 29

4.	We note your revised disclosure in response to prior comment 11. As revised, it appears that you currently do not have any specific plans for allocating the offering proceeds. If so, then please provide the disclosure required by the second sentence of Regulation S-K, Item 504. In light of your debt obligations, please also revise the Summary to highlight the lack of current specific plans for the proceeds.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 1 and 30 of the Amended Registration Statement to highlight the lack of current specific plans for the offering proceeds.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2023 and December 31, 2022

Revenue, page 36

5.	We have read your response to prior comment 14 and note you expanded the disclosure in your Business section to include FOCUSfactor revenue in fiscal years ended December 31, 2023 and 2022. As requested in our prior comment, please revise your results of operations disclosure to break out the amount of net revenue by brand for all periods presented. In addition to your disclosure of revenue by category in MD&A on pages 35 and 36, your disclosure should also include the revenue generated in each period by the FOCUSfactor brand and the Flat Tummy brand, separately.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages 36 and 37 of the Amended Registration Statement to present separately the revenue generated by FOCUSfactor and Flat Tummy for all periods presented.

Certain Relationships and Related Party Transactions, page 72

6.	We note your revised disclosures in response to prior comment 19. Please revise to explain what the BoomBod transactions were so it is clear what a “pass through and allocation of expenses” is and why BoomBod owes the funds to you. Clarify whether BoomBod is contractually obligated to make these payments to you by the end of the year and whether any interest is owed on the debt. File as exhibits the relevant agreements governing the obligations. Also, revise the prospectus, where applicable, to explain whether you are relying upon repayment of the outstanding balance to fund your operations and/or meet your near-term debt obligations. In addition, revise the disclosure on page 59 to discuss Mr. Ross’s role at BoomBod or advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on page 73 of the Amended Registration Statement to clarify the nature and terms of the obligation, and has filed the accompanying promissory note as an exhibit to the Amended Registration Statement. Further, the Company has revised page 42 of the Amended Registration Statement to explain that it is not relying upon repayment of the outstanding balance to fund its operations or meet its near-term debt obligations. In addition, the Company has also revised the disclosure on page 61 to discuss Mr. Ross’ role at BoomBod.

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If you have any additional questions regarding any of our responses or the Amended Registration Statement, please do not hesitate to contact David Mannheim at (919) 329-3804.

Very truly yours,

/s/ W. David Mannheim
W. David Mannheim

cc:	Mike Bradshaw, Nelson Mullins Riley & Scarborough LLP
Jack Ross, Chief Executive Officer, Synergy CHC Corp.

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